Mail Stop 3561

June 30, 2006

Via U.S. Mail and Facsimile

Daniel P. McGarvey
Greenwich Capital Markets, Inc.
600 Steamboat Road
Greenwich, CT 06830

Re: **Arran Funding Limited**
Post-Effective Amendment no. 2 to Registration Statement on Form S-3
Filed June 23, 2006
File Nos. 333-128502, 01 and 02

Dear Mr. McGarvey:

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that all page references are to the marked copies you provided to us.

Registration Statement on Form S-3
Base Prospectus

General

1. While we note your response to prior comment 9 of our letter dated June 8, 2006, please revise throughout to identify the "sponsor" as applicable. For instance, please revise your back cover page.

The Depositor, Loan Note Issuing Entity and Investor Beneficiary, page 15

2. While we note your response to prior comment 10, please consider relocating this section to appear under "The Parties" on page 13 to assist investors with locating summary information regarding the parties to your transaction.

Appendix G, Form of Final Terms, page 204

Receivables Information, page 220

3. While we note your response to prior comment 24, please tell us whether going forward you will provide historical yield information for periods after October 2005. If so, please provide brackets in your disclosure to indicate that you will provide this information.

4. Please provide a title for the second table that appears on page 220.

5. While we note your response to prior comment 25, please provide a cross reference in your footnote (2) to the appropriate section in the base prospectus.

6. While we note your response to prior comment 26, revise to disclose page numbers for each table mentioned.

7. Furthermore, please consider revising your disclosure here to indicate that although "standardized credit scoring is not used in the UK credit card market," your business uses a credit scoring system as disclosed on page 52.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Lewis Rinaudo Cohen, Esq.
        Clifford Chance US LLP
        Fax: (212) 878-8375